Filed pursuant to Rule 433
Registration No. 333-183021
Issuer Free Writing Prospectus dated March 26, 2014
Relating to Preliminary Prospectus Supplement dated March 26, 2014

MasterCard Incorporated

$1,500,000,000

$500,000,000 2.000% Notes due 201 9

$1,000,000,000 3.375% Notes due 2024

Pricing Term Sheet

March 26, 2014

Issuer:	MasterCard Incorporated

Security:	2.000% Notes due 2019	3.375% Notes due 2024

Size:	$500,000,000	$1,000,000,000

Maturity Date:	April 1, 2019	April 1, 2024

Coupon:	2.000%	3.375%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2014	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2014

Price to Public:	99.617%	99.571%

Benchmark Treasury:	1.500% due February 28, 2019	2.750% due February 15, 2024

Benchmark Treasury Price and Yield:	99-04 3⁄4; 1.681%	100-12; 2.706%

Spread to Benchmark Treasury:	+ 40 basis points	+ 72 basis points

Reoffer Yield:	2.081%	3.426%

Optional Redemption:	+10 bp	+15 bp

CUSIP / ISIN:	57636QAA2 / US57636QAA22	57636QAB0 / US57636QAB05

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	March 26, 2014

Expected Settlement Date:	March 31, 2014 (T+3)

Expected Ratings*:	A2 / A (stable / stable)

Joint Book-Runners:

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

RBS Securities Inc.

Senior Co-Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

Co-Managers:

Apto Partners, LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Guzman & Company

Kota Global Securities Inc.

Lebenthal & Co., LLC

Mischler Financial Group, Inc.

Muriel Siebert & Co., Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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